August 31, 2007

Mr. Jim Allegretto

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, D.C.  20549

Re:          Xcel Energy Inc., File No. 1-03034

Southwestern Public Service Co., File No. 1-03789

Form 10-K for the Fiscal Year Ended December 31, 2006

Filed February 23, 2007

Form 10-Q for the Fiscal Quarter Ended June 30, 2007

Northern States Power Co. (Minnesota), File No. 1-31387

Northern States Power Co. (Wisconsin), File No. 1-03140

Public Service Company of Colorado, File No. 1-03280

Form 10-K for the Fiscal Year Ended December 31, 2006

Filed February 27, 2007

Dear Mr. Allegretto:

Reference is made to your letter to Mr. Richard C. Kelly, dated Aug. 21, 2007, in which you transmitted comments of the Staff of the Division of Corporation Finance with respect to the above filings (the “Staff Comment Letter”).  This letter is submitted on behalf of Xcel Energy Inc. (“Xcel Energy”), Southwestern Public Service Company (“SPS”), Northern States Power Co. (Minnesota) (“NSP-Minnesota”), Northern States Power Co. (Wisconsin) (“NSP-Wisconsin”) and Public Service Company of Colorado (“PSCo”) (collectively, “the Companies”) in response to the Staff Comment Letter.  To assist you in your review, we have repeated the full text of the Staff’s comments in bold face type in this letter, and our responses follow immediately.  Where our responses include proposed revisions to disclosures, they are based on the Companies’ Forms 10-K for the year ended December 31, 2006.  The revised language is indicated by underlining.  In most cases, our proposed revisions do not include a reprint of the entire section or footnote, but are limited to only the applicable portions of the disclosure.

Xcel Energy Inc. Form 10-K for the Fiscal Year Ended December 31, 2006

1.     Please note that the following comments, unless otherwise specifically noted, address accounting practices, presentation and disclosure matters of Xcel Energy Inc. and subsidiaries on a consolidated basis.  In our interest to reduce the volume of comments, we have not addressed each subsidiary with a separate comment if applicable to their facts and circumstances.  Please note that if you agree to a revision, we would also expect a concurrent change be made in the subsidiary level financial statements to the extent material.  Please confirm to us your agreement with this objective.

Response:

The Companies agree with the objective, as described above.  Changes made to the Xcel Energy disclosure will, to the extent applicable and material, also be made to the subsidiary disclosures.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 57

2.     In future filings, please revise the discussion of your critical accounting policies to focus on the assumptions and uncertainties that underlie your critical accounting estimates.  Please also quantify, where material, and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented, including the effects of changes in critical accounting estimates between periods.  In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different assumptions were applied.  For example, if reasonably likely changes in an assumption used in recording your nuclear decommissioning costs would have a material effect on your financial condition or results of operations, the impact that could result given the range of reasonably outcomes should be disclosed and quantified.  Please note that this section should supplement, not duplicate, the accounting policy disclosures in the financial statement footnotes.  Please refer to SEC Release No. 33-8350.

Response:

In future filings, Xcel Energy will enhance the discussion and analysis of it’s critical accounting estimates and assumptions, where applicable, in accordance with SEC Release No. 33-8350.  Xcel Energy will include, where applicable, quantitative analysis to supplement the qualitative analysis presented in order to more clearly present material information to investors.

Consolidated Statements of Cash Flows, page F-4

3.     We note that you present the change in restricted cash as an investing activity on your statement of cash flows.  Please tell us and disclose in future filings the nature of your restricted cash balance.  Please also tell us where restricted cash is classified on your balance sheet.

Response:

The restricted cash balance primarily represents long-term margin deposits held in conjunction with electric futures trading contracts of NSP-Minnesota and PSCo.   These balances are presented as a component of other long-term assets on the Consolidated Balance Sheets.  Xcel Energy, NSP-Minnesota and PSCo will include a disclosure in future filings to describe the nature of any restricted cash balances, including the balance sheet classification of the amounts.  The following disclosure will be added to the applicable Annual Reports on Form 10-K for the year ended Dec. 31, 2007:

1.             Summary of Significant Accounting Policies

Restricted Cash — At Dec. 31, 2007 and 2006, Xcel Energy had restricted cash of $XX million and $24 million, respectively.  The restricted cash balances primarily represent margin deposits held in conjunction with electric futures trading contracts.  These balances are presented as a component of other long-term assets on the Consolidated Balance Sheets.

Note 1. Summary of Significant Accounting Policies

Emission Allowances, page F-12

4.     We note that you present the net margin on sales of emission allowances in electric utility operations revenue.  Please explain the state regulatory treatment for your emissions allowances and tell us if there is any regulatory precedent for sharing such benefits with ratepayers.  We may have further comment.

Response:

The regulatory sharing related to emission allowance sales for each of the utility subsidiaries is discussed below.

The Colorado Public Utilities Commission (CPUC) regulates PSCo rates for retail customers.  The CPUC generally treats the net margins from sales of emission allowances through periodic Environmental Protection Agency (EPA) auctions as a component  (reduction) of base rates in the establishment of the customers’ rates.

In 2006, however, PSCo sought special regulatory treatment from the CPUC related to excess emission allowances resulting from emission control improvements at various generation facilities.  In the letter agreement with the CPUC, PSCo was permitted to retain a portion of the net margins derived from the sale of these excess emission allowances.  The agreement specified the amount of allowances that could be sold, the timing of the sales, and the portion (80%) of the net margins that should be shared with retail customers through several rate rider mechanisms.

For NSP-Minnesota and NSP-Wisconsin, the net margins from the sale of emission allowances, through the EPA auctions, are 100 percent refunded to retail customers as a component (reduction) of base rates in the establishment of the customers’ rates.

SPS operates in two state jurisdictions, New Mexico and Texas.   For the New Mexico jurisdiction, the net margins realized from the sale of emission allowance through the EPA auctions are not shared with the New Mexico retail customers.   For the Texas jurisdiction, the net margins realized from the sale of emission allowance through the EPA auctions are 100 percent refunded to retail customers through the fuel clause recovery rider.

Note 2. Discontinued Operations, page F-13

5.     Please tell us and disclose in future filings your method of allocating interest expense to discontinued operations.  Please also explain how your allocation complies with EITF 87-24.

Response:

Xcel Energy has not allocated interest expense to discontinued operations.  EITF 87-24 states that the allocation of other consolidated interest, that is not directly attributable to or related to other operations, to discontinued operations is permitted, but not required unless it is interest that is to be assumed by the buyer or interest on debt that is required to be repaid as a result of the disposal.  The operations that Xcel Energy has disposed of and included in discontinued operations did not have any debt that is to be assumed by the buyer or that is required to be repaid.

EITF 87-24 also states that SEC registrants electing to allocate interest are expected to disclose the related accounting policy, including the allocation method.  Because Xcel Energy has not elected to allocate interest to discontinued operations, it does not believe that this disclosure is required.

Note 4. Long-Term Debt, page F-15

6.     Please disclose in future filings any significant debt covenants under each of your financing arrangements and the repercussions of not meeting them.  Also, disclose the existence of any cross-default provisions.

Response:

The significant debt covenants consist of those disclosed on pages F-15 and F-21 of the Xcel Energy Annual Report on Form 10-K, regarding the debt to total capitalization ratio of each entity required by the credit facilities and the NSP-Minnesota trust indenture limitations on dividend payments by NSP-Minnesota to Xcel Energy.  The disclosures included in the 10-K for the year ended Dec. 31, 2006 were as follows and are noted in bold type:

4.             Long-Term Debt (page F-15)

Credit Facilities — At Dec. 31, 2006, Xcel Energy and its utility subsidiaries had the following committed credit facilities available:

[Table not reprinted.]

The lines of credit provide short-term financing in the form of notes payable to banks, letters of credit and back-up support for commercial paper borrowings. Each credit facility has one financial covenant requiring that the debt-to-total-capitalization ratio of each entity be less than or equal to 65 percent with which all were in compliance.

8.  Common Stock and Stock-Based Compensation (page F-21)

Dividend and Other Capital-Related Restrictions — The Articles of Incorporation of Xcel Energy place restrictions on the amount of common stock dividends it can pay when preferred stock is outstanding. Under the provisions, dividend payments may be restricted if Xcel Energy’s capitalization ratio (on a holding company basis only and not on a consolidated basis) is less than 25 percent. For these purposes, the capitalization ratio is equal to (i) common stock plus surplus divided by (ii) the sum of common stock plus surplus plus long-term debt. Based on this definition, the capitalization ratio at Dec. 31, 2006, was 81 percent. Therefore, the restrictions do not place any effective limit on Xcel Energy’s ability to pay dividends because the restrictions are only triggered when the capitalization ratio is less than 25 percent or will be reduced to less than 25 percent through dividends (other than dividends payable in common stock), distributions or acquisitions of Xcel Energy common stock.

In addition, NSP-Minnesota’s first mortgage indenture places certain restrictions on the amount of cash dividends it can pay to Xcel Energy, the holder of its common stock. Even with these restrictions, NSP-Minnesota could have paid more than $905 million in additional cash dividends on common stock at Dec. 31, 2006.

Disclosures for Xcel Energy, NSP-Minnesota, PSCo and SPS in future filings will be expanded to include a discussion of the impact of covenant defaults and the existence of any cross-default provisions as follows:

4. Long-Term Debt

Credit Facilities — At Dec. 31, 2006, Xcel Energy and its utility subsidiaries had the following committed credit facilities available:

[Table not reprinted.]

The lines of credit provide short-term financing in the form of notes payable to banks, letters of credit and back-up support for commercial paper borrowings. Each credit facility has one financial covenant requiring that the debt-to-total-capitalization ratio of each entity be less than or equal to 65 percent with which all were in compliance.  If Xcel Energy or any of its utility subsidiaries do not comply with the covenant, it is deemed an event of default and any outstanding amounts due under the facility can be declared due by the lender.  Each credit facility has a cross default provision that provides the borrower will be in default on its borrowings under the facility if any of its subsidiaries, comprising more than 15 percent of the consolidated assets, defaults on any of its indebtedness greater than $50 million.  The interest rates under these lines of credit are based on either the agent bank’s prime rate or the applicable LIBOR, plus a borrowing margin based on the applicable debt rating.

Note 8. Common Stock and Stock-Based Compensation, page F-18

7.     Please tell us and disclose in future filings how you treat nonvested restricted stock units and performance shares in your diluted earnings per share computations.

Response:

Xcel Energy’s restricted stock units and performance shares are not included in diluted earnings per share computations unless all necessary conditions are satisfied at the end of the required period. Statement of Financial Accounting Standard No. 128 – “Earnings per share”, paragraph 30, states, “Shares whose issuance is contingent upon the satisfaction of certain conditions shall be considered outstanding and included in the computation of diluted EPS as follows:

a.     If all necessary conditions have been satisfied by the end of the period (the events have occurred), those shares shall be included as of the beginning of the period in which the conditions were satisfied (or as of the date of the contingent stock agreement, if later).

b.     If all necessary conditions have not been satisfied by the end of the period, the number of contingently issuable shares included in diluted EPS shall be based on the number of shares, if any, that would be issuable if the end of the reporting period were the end of the contingency period (for example, the number of shares that would be issuable based on current period earnings or period-end market price) and if the result would be dilutive.  Those contingently issuable shares shall be included in the denominator of diluted EPS as of the beginning of the period (or as of the date of the contingent stock agreement, if later).”

When all necessary conditions are satisfied, Xcel Energy includes its restricted stock units and performance shares as common stock equivalents in the calculations of diluted earnings per share consistent with the requirements of paragraphs 30a. and 30b. above. Xcel Energy will clarify its disclosure in future filings to more clearly reflect the treatment of nonvested restricted stock units and performance shares in the diluted earnings per share computation by supplementing the existing disclosure as follows:

8.  Common Stock and Stock-Based Compensation

Common Stock and Equivalents — Xcel Energy has common stock equivalents consisting of convertible senior notes, 401(k) equity awards, restricted stock units and stock options, as discussed below.  Restricted stock units and performance shares are included as common stock equivalents when all necessary conditions for issuance have been satisfied by the end of the period being reported.

In 2006, 2005 and 2004, Xcel Energy had approximately 11.0 million, 13.3 million and 14.3 million options outstanding, respectively, that were antidilutive and, therefore, excluded from the earnings per share calculation. The dilutive impact of common stock equivalents affected earnings per share as follows for the years ending Dec. 31:

[Table not reprinted]

8.     You disclose on page F-20 that certain restricted stock units vest upon achievement of an environmental measures target.  Please explain the nature and terms of the environmental measure and explain why it qualifies as a performance measure and not an “other” measure that would be accounted for under paragraph 33 of SFAS 123(R).  In this regard, it is not clear to us whether 100% of your 2005 and 2006 restricted stock units are classified as liability awards.  Please advise.  Lastly, please also explain to us what you mean by your statement that the fair values used to calculate expense on your fiscal 2005 and 2006 restricted stock units “are based on the amount of the award calculated as a percentage of salaries.”

Response:

What are the nature and terms of the environmental measure?

The governance, compensation and nominating committee of Xcel Energy’s board of directors granted restricted stock units under the Xcel Energy Inc. Omnibus Incentive Plan.  A portion of the awarded units, including associated earned dividend equivalents, will be settled, and the restricted period will lapse after the average of actual performance results for an environmental goal.  The environmental goal considers whether nitrogen oxide (NOx), sulfur dioxide (SO2) and carbon dioxide (CO2) emissions reductions (measured as a percent of target performance), meets or exceeds 100 percent.  Performance against these environmental targets is measured annually at the end of each fiscal year. Units could vest between two and four years after the date of the grant. However, under no circumstances will the restrictions lapse prior to December 31, 2007. If the performance criteria have not been met within four years of the date of grant, all associated units are forfeited.

Why does it qualify as a performance measure and not an “other” measure that would be accounted for under paragraph 33 of SFAS 123(R)?

The definition of a “performance condition” as described in SFAS 123(R) is as follows:

“A condition affecting the vesting, exercisability, exercise price, or other pertinent factors used in determining the fair value of an award that relates to both (a) an employee’s rendering service for a specified (either explicitly or implicitly) period of time and (b) achieving a specified performance target that is defined solely by reference to the employer’s own operations (or activities). Attaining a specified growth rate in return on assets, obtaining regulatory approval to market a specified product, selling shares in an initial public offering or other financing event, and a change in control are examples of performance conditions for purposes of this Statement. A performance target also may be defined by reference to the same performance measure of another entity or group of entities. For example, attaining a growth rate in earnings per share that exceeds the average growth rate in earnings per share of other entities in the same industry is a performance condition for purposes of this Statement. A performance target might pertain either to the performance of the enterprise as a whole or to some part of the enterprise, such as a division or an individual employee.”

The environmental emissions target is considered to be a performance measure because (a) as discussed above, the awards require service to be rendered for a specified period of time and (b) the award requires achieving a specified performance target that is defined solely by reference to Xcel Energy’s own operations.  For example, whether emission reductions exceed the targets are affected by the mix of coal generation compared with other types of generation/purchased power, and the type of coal burned for generation.  Because the environmental award contains a performance condition, paragraph 33 of SFAS 123(R), which refers to conditions other than market, performance or service, does not apply.

Are these restricted stock units classified as liability awards?

In accordance with paragraphs 29 and 34 of SFAS 123(R), the 2005 and 2006 restricted stock unit awards are considered to be equity awards due to the fact that the plan settlement determination (shares or cash) resides with Xcel Energy and not the participants.  In addition, these awards have not been previously settled in cash and Xcel Energy plans to continue electing share settlement.  The performance share awards have historically been settled partially in cash and therefore are accounted for as a liability.

What is the basis of fair value?

The grant date fair value for the 2005 and 2006 restricted stock unit awards is considered to be the target percentage of compensation approved by the board of directors of Xcel Energy times the employee’s compensation on the grant date for this long-term incentive plan.  For instance, if an employee has a base salary of $100,000 and a target restricted stock unit award of 30 percent of salary, the grant date fair value of such unit is considered to be $30,000.

9.     Please tell us in detail and disclose in future filings how you treat dividends on restricted stock grants during the period in which the shares are restricted.  Tell us whether your employees are entitled to dividends on restricted stock even in the event that the shares are ultimately forfeited.

Response:

As disclosed in the Annual Report on Form 10-K on page F-19, dividends on restricted stock under the Xcel Energy Inc. Executive Annual Incentive Award Plan are reinvested into the plan while the restrictions are in place.  If the restricted shares are forfeited, the employee is not entitled to the dividends on those shares.  The Xcel Energy disclosure will be supplemented as follows to disclose the treatment of forfeitures:

8. Common Stock and Stock-Based Compensation

Certain employees also may elect to receive shares of common or restricted stock under the Xcel Energy Inc. Executive Annual Incentive Award Plan. Restricted stock vests in equal annual installments over a three-year period from the date of grant. Xcel Energy reinvests dividends on the restricted stock it holds while restrictions are in place. Restrictions also apply to the additional shares of restricted stock acquired through dividend reinvestment. If the restricted shares are forfeited, the employee is not entitled to the dividends on those shares.  Restricted stock has a value equal to the market-trading price of Xcel Energy’s stock at the grant date. Xcel Energy granted 10,481 shares of restricted stock in 2006 when the grant-date market price was $19.10. Xcel Energy granted 28,626 shares of restricted stock in 2005 when the grant-date market price was $17.81. Xcel Energy granted 65,090 shares of restricted stock in 2004 when the grant-date market price was $17.40. Compensation expense related to these awards was not material.

Note 9. Benefit Plans and Other Postretirement Benefits, page F-22

10.  We note that you recorded a substantial regulatory asset upon adoption of SFAS 158.  Please explain in detail how pension costs are recovered in rates.  It appears that recovery of the full amount of OPEB expense under SFAS 106 is allowed for all jurisdictions.  Specifically tell us whether the full SFAS 87 expense is likewise included in rates by jurisdiction.  Please specify the factors supporting your assessment that recovery of your unfunded liabilities in future rates is probable.  In this regard, please explain to us what the regulatory asset and liability on page F-55 related to pension and employee benefit obligations represents.  Please be detailed.

Response:

Qualified pension costs recorded in accordance with SFAS 87 historically have been and currently are recoverable in rates in every jurisdiction in which Xcel Energy operates with the exception of the NSP-Minnesota jurisdictions.  SFAS 106 OPEB costs historically have been and currently are recoverable in rates in every jurisdiction in which Xcel Energy operates with the exception of South Dakota.

In accordance with paragraph 9 of SFAS 71, the Companies have established regulatory assets for pension and OPEB costs required to be recognized in accumulated other comprehensive income (AOCI) by SFAS 158 for all jurisdictions in which such costs are probable of future recovery.  Historically and currently, the Companies are recovering SFAS 87 and SFAS 106 costs in rates.  Because the Companies are currently recovering SFAS 87 and SFAS 106 expense in rates, the AOCI amounts ultimately will be amortized to SFAS 87 or SFAS 106 expense in subsequent years as recovered/refunded in future rates; therefore, providing the basis for our conclusion that such costs are probable of future recovery. Xcel Energy has received no indication that regulatory treatment will change in any of these jurisdictions.  In addition, it is not probable any of the Companies will have a SFAS 88 curtailment/settlement and that the related costs would not be recoverable in rates.

For NSP-Minnesota’s qualified pension plan, the amount of cash funding payments is recovered in rates instead of SFAS 87 expense.  NSP-Minnesota has been over-funded and the pension income in excess of funding (prepaid pension asset) was deferred, in accordance with SFAS 71, as a regulatory liability as it was expected to be refunded in future rates to customers in that jurisdiction.  There is no evidence that regulatory treatment would change and it is not probable there will be a SFAS 88 curtailment/settlement.  Therefore, the amounts required to be recognized in AOCI for NSP-Minnesota’s qualified pension costs are debited against the regulatory liability already established for the differences between SFAS 87 and the regulatory recovery method.

The regulatory asset on page F-55 for pension and employee benefit obligations includes the amounts otherwise required to be charged to AOCI for all jurisdictions where SFAS 87 and SFAS 106 amounts have historically been recovered and are currently recovered in rates, with the exceptions of Minnesota, North Dakota and South Dakota.  The regulatory liability represents the cumulative difference between SFAS 87 amounts and the amounts refunded in future rates for qualified pension for all NSP-Minnesota jurisdictions plus the amounts required to be charged to AOCI under SFAS 158 for pension and OPEB costs which are expected to be recovered in the future in the Minnesota, North Dakota and South Dakota jurisdictions.

11.  Please explain to us how you calculate the market related value of plan assets as that term is defined in SFAS 87.  Since there is an alternative to how you can calculate this item, and it has a direct effect on pension expense, we believe you should disclose how you determine this amount in accordance with paragraph 12 of APB 22.

Response:

As set forth in SFAS 87, the “market-related value” of plan assets is calculated using the “fair market value” of the assets or a “calculated value” that recognizes changes in fair value in a systematic and rational manner over not more than five years.

Xcel Energy uses a calculated value method to determine the market-related value of the plan assets.  The market-related value of assets recognizes actual investment returns in excess of the expected return on the market-related value over five years. The market-related value is calculated as follows:

Fair market value of assets, plus

•      80 percent of (gain)/loss in prior year

•      60 percent of (gain)/loss in prior year - 1

•      40 percent of (gain)/loss in prior year - 2

•      20 percent of (gain)/loss in prior year - 3

The Companies’ disclosures will be supplemented as follows to disclose the calculation of the market related value of plan assets:

Note 9, Benefit Plans and Other Postretirement Benefits

“Pension costs include an expected return impact for the current year that may differ from actual investment performance in the plan. The return assumption used for 2007 pension cost calculations will be 8.75 percent. The cost calculation uses a market-related valuation of pension assets.  Xcel Energy uses a calculated value method to determine the market-related value of the plan assets. The market-related value begins with the fair market value of assets as of the beginning of the year. The market-related value is determined by adjusting the fair market value of assets to reflect the investment gains and losses (the difference between the actual investment return and the expected investment return on the market-related value) during each of the previous five years at the rate of 20 percent per year.

Note 11. Derivative Instruments, page F-28

12.  You disclose on page F-30 that you qualified several of your long-term power purchase agreements under the normal purchase exception during the first quarter of 2006.  Citing authoritative accounting guidance, please explain in detail how you were able to “qualify” such power purchase agreements to meet the normal purchase exception.  Please clarify if the transition to normal purchase treatment related to changes in the terms of your agreements, a differing interpretation of the underlying accounting guidance, or a separate cause.

Response:

SFAS 133 paragraph 10 b (4) permits a capacity contract to qualify under the normal purchase normal sale exception if it also meets the criteria in paragraph 58 (b) of SFAS 133.  Guidance in paragraph 58 (b) requires that the underlying price escalator be clearly and closely related to the asset being purchased. Xcel Energy evaluated the contracts under SFAS 133 and determined that an escalator tied to a broad-based price index like the consumer price index (CPI) was not considered to be clearly and closely related to the asset being purchased.  Therefore, agreements with a broad-based price index were not included in the normal purchase normal sale scope exception and thus these contracts were recorded in the financial statements at fair value under SFAS 133.   Xcel Energy continually evaluated the guidance in DIG C20 as it relates to these contracts, which include a consumer price index (CPI) price escalator, and the cost components underlying the contracts.  As a result of this evaluation, Xcel Energy concluded during fiscal year 2006, that the price escalators in these contracts were clearly and closely related to changes in price components of the contracts, such as variable and fixed operations and maintenance expenses.   Xcel Energy then documented the designation of these contracts as qualifying for the normal purchase normal sale exception to fair value accounting.

Note 16. Regulatory Assets and Liabilities, page F-55

13.  Please tell us the cause(s) of the material decline in your net asset retirement obligation regulatory asset from fiscal year-end 2005 to 2006.

Response:

The change in the net asset retirement obligation regulatory asset from fiscal year-end 2005 to 2006 was a net decrease of approximately $116.6 million.  The decrease in this regulatory asset can be attributed to the market conditions throughout 2006 that were very favorable to the value of investments in NSP-Minnesota’s nuclear decommissioning trusts.

NSP-Minnesota’s regulators consider the costs of future decommissioning and the amounts recovered from customers that are invested in our nuclear decommissioning funds collectively in determining rates.  When applying SFAS 71, the difference between the amount accrued as an asset retirement obligation for decommissioning and the amount collected from rate payers to date, along with realized and unrealized investment returns and changes in fair value, is recorded as a net regulatory asset or liability.  Consequently, during 2006, gains of approximately $166.5 million were recorded in addition to the amounts recorded as of December 31, 2005, which was reduced by the amounts recorded for accretion and depreciation of asset retirement obligations and related regulatory recovery for decommissioning of $49.9 million.

Note 17. Segments and Related Information

14.  Please tell us the regulatory treatment of the $6.1 million gain on sale of SPS’s delivery system operations.  Please reconcile this treatment to the method by which you are reflecting the sale for financial reporting purposes.

Response:

The sale of SPS’ delivery system operations received approvals from all the regulatory agencies that had jurisdiction authority over the asset sale.  SPS’ agreements with the regulatory agencies did not require any sharing of the gain with the customers.  Accordingly, for financial reporting purposes, the gain was recorded as a reduction of operating expense in accordance with paragraph 45 of SFAS 144, as disclosed in management’s discussion and analysis in our Form 10-K.

Exhibit 12.01 Statement of Computation of Ratio of Earnings to Fixed Charges

15.  Please tell us and disclose in future filings the nature of the items included in your “interest charges” line item.  Considering that the related amounts do not agree to the interest charges line item on the face of your statements of income, please consider disaggregating this line item into more descriptive line items.

Response:

The line item for “interest charges” included in Exhibit 12.01 consists primarily of interest charges as disclosed in the Consolidated Statements of Income, an imputed interest component of operating leases, and the interest charges on borrowings related to corporate-owned life insurance policies.  The imputed interest component of leases is reflected as a part of rental expense, included in other operating and maintenance expenses.  The interest charges on borrowings related to corporate-owned life insurance are disclosed net of the policy fund earnings as a component of interest and other income – net.

To further clarify the items included in Fixed Charges in Exhibit 12.01, in future filings the Companies will modify the format of the exhibit as follows:

Exhibit 12.01

XCEL ENERGY INC.

STATEMENT OF COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES

(thousands of dollars)

	Year ended Dec. 31,
	2006	2005	2004	2003	2002
Earnings as defined:
Pretax income from continuing operations	$750,092	$672,577	$684,199	$693,516	$793,701
Add: Fixed charges	622,554	593,707	579,447	586,392	547,357
Deduct: Undistributed equity in earnings (loss) of unconsolidated affiliates	2,775	712	3,342	4,833	(2,644)
Earnings as defined	1,369,871	1,265,572	1,260,304	1,275,075	1,343,702
Fixed charges:
Interest charges	486,967	463,370	458,294	448,690	400,629
Interest charges on life insurance policy borrowings*	117,536	107,610	98,094	89,351	81,287
Interest component of leases	18,051	22,727	23,059	25,620	27,097
Distributions on redeemable preferred securities of subsidiary trust	—	—	—	22,731	38,344
Total fixed charges	622,554	593,707	579,447	586,392	547,357
Ratio of earnings to fixed charges	2.2	2.1	2.2	2.2	2.5

* This line item would be included in the Annual Reports on Form 10-K for the year ended Dec. 31, 2006; however, due to the results of PSRI being reflected in discontinued operations, this line item will not be included in the Annual Reports on Form 10-K for the year ended Dec. 31, 2007.

Xcel Energy Inc. Form 10-Q for the Fiscal Quarter Ended June 30, 2007

Note 3. Discontinued Operations, page 8

16.  We note that you reflect the results of PSRI in discontinued operations as a result of your settlement in principle with the federal government regarding your COLI policies.  Please explain in detail why PSRI represents a component of an entity pursuant to paragraph 41 of SFAS 144.  Typically a component of an entity would have cash in and outflows and operations.  PSRI appears to be, in substance, a corporate cost center with clearly distinguishable assets but no discernable revenue stream.  If our understanding is incorrect, please clarify it. In this regard, explain the nature of the COLI policies including the business reasons they were originally entered into.  Ensure you explain the nature of the revenues from COLI policies included in “All Other” on page 9.  Finally, please tell us if any of your other subsidiaries purchase, or intend to purchase going forward similar insurance contracts.

Response:

What is the nature of the COLI policies and what were the business reasons they were originally entered into?

Prior to the 1980’s, PSCo provided retired workers with a life insurance benefit equal to one and a half times (1.5x) their salaries at the time of retirement, with the maximum total death benefit capped at $125,000.  This portion of the retiree death benefit plan was not funded by any investment or other asset that PSCo then owned.  By the early 1980’s, PSCo recognized that this unfunded liability exceeded $300 million.  In 1984 and 1985, PSCo purchased COLI on the lives of 2,435 PSCo employees for the purpose of funding the retiree death benefit liability.  PSCo subsequently assigned ownership of these policies to its wholly owned subsidiary, PSRI.

The COLI policies are similar to whole life insurance policies.  PSRI paid annual premiums of $20 million for the policies.  As the premiums were paid, the cash values associated with the policies increased.  When the insured employee died, PSRI received the death benefits as the named beneficiary. PSRI was also permitted to borrow against the cash value of the COLI policies.

Why does PSRI represent a component of an entity pursuant to paragraph 41 of SFAS 144?

Paragraph 41 states that a component of an entity may be a reportable segment or an operating segment (as those terms are defined in paragraph 10 of Statement 131), a reporting unit (as that term is defined in Statement 142), a subsidiary, or an asset group (as that term is defined in paragraph 4).  PSRI is a subsidiary of PSCo and is considered to be a component of an entity as defined in paragraph 41 as it comprises operations and cash flows that can be clearly distinguished operationally and for financial reporting purposes, from the rest of the entity.  The operations of PSRI consist of owning and managing life insurance policies covering certain past and present employees of PSCo.  The Statement of Income of PSRI includes the excess of cash surrender value increases over life insurance premium expense, policy proceeds, interest and dividend income, interest expense and general and administrative expenses.

What is the nature of the revenues from COLI policies included in “All Other”?

The “All Other” on page 9 does not include any revenues from COLI policies.  As described in Note 3, the “All Other” refers to discontinued operations of Xcel Energy’s other nonregulated businesses.

Do any of your other subsidiaries purchase, or intend to purchase going forward similar insurance contracts?

No other subsidiaries purchase or intend to purchase similar insurance contracts.

Each of the Companies confirms and acknowledges that (1) it is responsible for the adequacy and accuracy of the disclosure in the filings; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (3) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/S/ TERESA S. MADDEN
Teresa S. Madden
Vice President and Controller